

**Benjamin Sawyer**
Head of Corporate Actions

New York Stock Exchange
11 Wall Street, 14<sup>th</sup> Floor
New York, NY  10005
T +1 212 656 5614
Benjamin.Sawyer@theice.com

January 16, 2018


Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549


To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the Units of Sprott Physical Gold and Silver Trust under the Exchange Act of 1934.


Sincerely,

An Intercontinental Exchange Company